EXHIBIT 99.1

CELL KINETICS LTD.
(an indirect majority-owned subsidiary of Medis Technologies Ltd.)

CONTACT:
Cell Kinetics Ltd.
Jacob Weiss
Chairman
(212) 935-8484
011-972-8918-8630
FOR IMMEDIATE RELEASE

Cell Kinetics Receives Ticker Symbol for its Warrants

March 12, 2008 - New York, N.Y. -- Cell Kinetics Ltd. (OTCBB: CKNTF), an indirect majority-owned subsidiary of Medis Technologies Ltd. (NASDAQ: MDTL), announced today it has received the ticker symbol of CKNWF for the quotation of its four year warrants in the over-the-counter market on the OTC Bulletin Board maintained by the Nasdaq.  This is after Cell Kinetics had previously announced on February 11, 2008 that after the successful completion of its Rights Offering, it had received the ticker symbol of CKNTF for the quotation of its ordinary shares in the over-the-counter market on the OTC Bulletin Board maintained by the Nasdaq.

The Rights Offering subscribers purchased an aggregate of 3,492,788 Cell Kinetics ordinary shares, at the subscription price of $0.30 per share, and subscribers also received four year warrants to purchase additional Cell Kinetics ordinary shares, at an exercise price of $0.60 per share, at the rate of one such warrant for every two ordinary shares purchased in the Rights Offering.

Cell Kinetics is developing and will market a series of products, based on its Cell Carrier technology, under the “CKChip™” trade name. The CKChip can accommodate up to 10,000 cells on individual wells for measuring reactions of living cells in a static state over time, using simple imaging methods such as fluorescence microscopy.  Cell Kinetics has also invested in an early stage Israeli-based medical device company and intends to continue to source, vet and invest in early stage Israeli-based medical device technologies.

This press release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk and uncertainties, including, but not limited to, the successful completion of product development, the success of product tests, commercialization risk, availability of financing and results of financing efforts. Further information regarding these and other risks is described from time to time in the Company’s filings with the SEC.